UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Hampshire Group, Limited

(Name of Subject Company)
Hampshire Group, Limited
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Michael S. Culang
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036
(212) 840-5666
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Steven J. Gartner
Mark A. Cognetti
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8222
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation.
SIGNATURE

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2009 (as amended by Amendment No. 1, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by Hampshire Group, Limited, a Delaware corporation (the “Company”), relating to the cash tender offer by NAF Acquisition Corp., a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2009, filed with the SEC, to purchase all of the Company’s outstanding shares of common stock at a price of $5.55 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 and the related Letter of Transmittal.
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
(c) Reasons for the Recommendation.
     Item 4, Section (c) — “Reasons for the Recommendation” is amended and supplemented by adding the following to the end of such section:
     Credit Facility Non-Compliance. The Company is not in compliance with certain covenants under its credit facility. The Company has discussed with the administrative agent and lead bank under the credit facility the possibility of waiving such non-compliance or amending the terms of the credit facility to cure or waive such non-compliance. There can be no assurance that any such waiver or amendment will be obtained. In the event that the Company is unable to obtain such waiver or amendment waiving such non-compliance, there can be no assurance that the Company will be able to obtain alternate financing on terms acceptable to the Company, or at all. Unless such non-compliance is waived, the lenders under the credit facility are not obligated to issue additional letters of credit or to permit the Company to borrow under the credit facility. Accordingly, absent a waiver or amendment waiving such non-compliance, or alternate financing, the Company may not be able to collateralize its obligations under existing or future production orders, as required, and would not be permitted to borrow under its existing credit facility, which would prevent the Company from operating its business. Notwithstanding its inability thus far to obtain a waiver or amendment, the Company has reached an agreement in principle with its lenders under the credit facility pursuant to which such lenders have agreed, in exchange for $50,000, to issue up to $6.2 million of letters of credit at the Company’s request prior to March 30, 2009, provided that the Company must cash collateralize these letters of credit with an equal amount of cash. This agreement expires on March 30, 2009, contains no mechanism for an extension and is subject to revocation by the lenders in their sole discretion at any time.
     Liquidation Analysis. The Liquidation Analysis was prepared by the Company’s management to assist the Board in evaluating strategic alternatives presented to the Company. The Liquidation Analysis was not prepared by or in conjunction with a professional liquidation firm. The inclusion of this information should not be considered to be a projection by the Company or the Board as to the amount that stockholders would receive upon liquidation of the Company.
     The Liquidation Analysis was not prepared with a view toward public disclosure, and should not be relied upon by stockholders in deciding whether to tender Shares in the Offer. The Liquidation Analysis is being provided to you because it was considered by the Board in its decision to approve the Merger Agreement and recommend that stockholders tender their Shares in the Offer. The predictions made in the Liquidation Analysis were based on numerous variables and assumptions that are inherently uncertain, including, but not limited to, projections of (i) results of operations for the first quarter of 2009, (ii) additional customer chargebacks and allowances, (iii) net liquidation value of inventory, (iv) liquidation value of other receivables, (v) net liquidation value of assets of discontinued operations, (vi) liquidation value of other current assets, (vii) liquidation value of fixed assets, (viii) current and non-current liabilities, (ix) settlement payments to terminate the Company’s real estate lease obligations, (x) settlement payments to terminate the Company’s obligations under its licensing agreements, (xi) settlement payments to terminate the Company’s production orders and letters of credit, (xii) settlement payments to terminate the Company’s obligations under its vendor contracts and (xiii) legal, tax, accounting and related costs.
     In addition, the Liquidation Analysis is based upon assumptions that necessarily involve judgments with respect to, among other things, valuations of the assets and liabilities of the Company under future market conditions that cannot be predicted. In a dissolution and winding up of the Company, Delaware law requires that the Company must pay or make provision for all claims and obligations against the Company, prior to the distribution of any assets to the stockholders of the Company. The Liquidation Analysis assumes that the liquidation value of the Company’s assets exceeds the Company’s liabilities only to the extent that creditors, primarily lessors with long term leases, will settle their claims for an amount substantially less than the full amount of their claims. This Liquidation Analysis assumed that real property lessors would accept a discount of approximately 75% on the total obligations owed by the Company. This assumption is based on the belief that the creditors, because of the losses sustained by the Company in 2007 and 2008, the existing non-compliance with certain covenants under the credit facility, the current condition of the apparel market and general economic conditions, would elect the certainty of payment of claims at a discount as opposed to possible full payment over the full period of the lease. There can be no assurance that any creditor would, in fact, accept a discount. Accordingly, the assumptions upon which the Liquidation Analysis is based may not occur in a liquidation of the Company.
     The Liquidation Analysis below was prepared by the Company’s management. The Company’s independent accountants have neither examined nor compiled the Liquidation Analysis. Accordingly, the Company’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.
For the foregoing reasons, as well as the bases and assumptions on which the Liquidation Analysis was performed, the inclusion of the Liquidation Analysis in this Schedule 14D-9 should not be regarded as an indication that its projections are an accurate prediction of the value that stockholders would recover in a liquidation, and it should not be relied on as such.
The Liquidation Analysis provided to the Board is set forth below. In addition, the Company has included in this Schedule 14D-9 certain explanatory notes. The Liquidation Analysis should be read in conjunction with such explanatory notes.
Consolidated Liquidation Analysis Hampshire Group, Limited & Subsidiaries
(Amounts in thousands, except percentages and per share data)

	March		Liquidation
	2009 (1)	Liquidation %	Value
ASSETS:
Current assets:
Cash	$41,005	99.5%	$40,800	(2)
Accounts receivable trade, net	21,528	90.0%	19,375	(3)
Notes and other receivables	3,899	90.0%	3,509	(4)
Inventories, net	7,838	50.0%	3,919	(5)
Deferred tax assets	6,040	0.0%	—	(6)
Assets of discontinued operations, net	266	50.0%	133	(7)
Other current assets	2,659	57.0%	1,516	(8)

Total current assets	83,234		69,252
Fixed assets, net	13,160	15.0%	1,974	(9)
Deferred tax assets	7,331	0.0%	—	(6)
Goodwill and other intangibles, net	8,162	0.0%	—	(6)
Other assets	3,956	26.2%	1,035	(9)

Total Assets	$115,843	A	$72,261

LIABILITIES:
Current liabilities:
Current portion of long term debt	$24	100.0%	$24	(10)
Accounts payable	4,686	100.0%	4,686	(10)
Accrued expenses and other liabilities	12,846	41.4%	5,316	(11)
Liabilities of discontinued operations	923	50.0%	462	(7)

Total current liabilities	18,479		10,488

	March			Liquidation
	2009 (1)		Liquidation %	Value
Other liabilities and long-term debt, less current portion	14,213		13.5%	1,921	(11)
Deferred compensation	988		100.0%	988	(9)

Total liabilities	$33,680		B	$13,397

Estimated net cash provided by settlement of balance sheet			C=A-B	$58,864

OFF BALANCE SHEET:
Real estate leases	$67,370		25.0%	$16,843	(12)
Royalty payments	6,182		75.0%	4,637	(13)
Standby letters of credit	3,122		0.0%	—	(14)
Open trade letters of credit	30,114		62.0%	18,684	(15)
Purchase orders not under trade letters of credit	16,646		19.3%	3,212	(15)
Other commitments	500		50.0%	250	(7)
All other contracts	—			1,500	(16)
Estimated wind down costs (legal, tax, etc.)	—			1,000	(17)

Estimated total off balance sheet settlement requirements	$123,934	(18)	D	$46,126	(19)

ESTIMATED TOTAL LIQUIDATION VALUE			E=C-D	$12,738

Shares Outstanding			F	5,469
ESTIMATED LIQUIDATION VALUE PER SHARE			G=E/F	$2.33

(1)	The March 2009 projected balance sheet was based on the Company’s preliminary estimated December 31, 2008 balance sheet available as of February 20, 2009 and was rolled forward to March 31, 2009 based on the Company’s projected results for the first quarter of 2009. Actual results for the first quarter of 2009 could result in a balance sheet as of March 31, 2009 that is materially different from the projected balance sheet used in this Liquidation Analysis. Note that certain balances as of December 31, 2008 were different than those estimated when this analysis was originally prepared. These items include, but are not limited to, the write off of goodwill and the increase in the deferred tax assets valuation allowances.

(2)	The Company holds $0.2 million in cash that is a deposit on sublet space which the Company assumes would be returned to the subtenants at the termination of the applicable subleases.

(3)	The Company’s accounts receivable are net of customer allowances and other reserves based on information available and historical trends. The liquidation value assumes additional chargebacks and allowances that customers may present to the Company once a liquidation is initiated. The liquidation value also assumes non-payment of certain customer accounts based on the theoretical termination of the relationship. If the Company were required to settle these theoretical demands, it could negatively impact the estimated liquidation value by as much as $29.0 million based on customer orders as of the date of this analysis.

(4)	A discount of 10% or $0.4 million was assumed for the liquidation of other receivables to allow for an assumed discount that would have to be provided to sell the receivable or incent the counterparty to make early payment or a possible sale to a third party.

(5)	The Company’s inventory is net of reserves and presented at the lower of cost or market. In a liquidation of the Company, however, the inventory would be sold outside the ordinary course of business and significant discounts may have to be given to ensure that all of the goods could be liquidated during a short time period that would likely not coincide with the typical buying periods for our customers. In light of the foregoing, the Company assumed an inventory liquidation discount of 50%. The Company considered the fact that its lenders have utilized 50% as their advance rate to the Company against inventory.

(6)	The Company assumed that any remaining goodwill and deferred tax assets would have no value in a liquidation of the Company. Subsequent to the initial preparation of this Liquidation Analysis, the Company determined that all of its remaining goodwill and deferred tax assets as of December 31, 2008 were impaired and were either written off or had 100% valuation allowances.

(7)	The Company assumed a 50% discount/settlement rate with respect to assets and liabilities of discontinued operations and other committments.

(8)	Other current assets include the current portion of prepaid assets including insurance, deposits with vendors and other assets. The Company assumed that in a liquidation it may be able to reclaim approximately $1.5 million of such assets.

(9)	The Company has incurred over $13.0 million in capital expenditures related to leasehold improvements over the past three fiscal years, which comprises the majority of the projected net book value of fixed assets at March 31, 2009. The majority of these leasehold improvements are fixed in nature. The Company assumed that such improvements would have little or no value in a liquidation. The leases associated with these improvements would likely be terminated in a settlement negotiation with the landlords. The liquidation value assigned is based on the reasonable value of tangible and moveable assets available for sale. The ability to obtain any value for these assets is based on the Company’s ability to successfully remove certain assets affixed to the buildings.

(10)	The Company assumed that it would pay out 100% of its projected outstanding accounts payable and capitalized lease obligations as of March 31, 2009.

(11)	The Company’s projected accrued/other current liabilities and other non-current liabilities include, among other things, income tax reserves associated with FIN 48 and payroll tax matters as well as the $5.1 million vendor dispute previously disclosed, deferred rent related liabilities and lease allowances required for GAAP purposes. Based on the Company’s current estimates of tax reserves that will be subject to settlement, statute of limitations and other matters, the Company assumed that it would be required to make minimum payments totaling $7.2 million in a liquidation. Upon negotiation of the settlement of such amounts, the Company may determine that the minimum settlement amounts denoted herein are not sufficient to meet the required settlement levels, which would negatively impact the accuracy of this Liquidation Analysis.

(12)	The Company assumed that, at March 31, 2009, it will have over $67.3 million of remaining contractual payments under its real estate lease obligations for its six leased properties, net of $2.8 million of rent due the Company from its five subtenants. The Company assumed a settlement cost of approximately 25% of these net real estate lease obligations based on, among other things, the amount and duration of its lease obligations, the number of subtenants and the availability of leaseable space in the vicinity of these properties. This analysis does not take into account contractual obligations of the Company to cover certain operating costs for the leased space, which includes but is not limited to, property taxes, insurance and utilities. If the Company is not be able to settle its net real estate lease obligations under terms as favorable as outlined in this Liquidation Analysis, it would negatively impact the accuracy of this Liquidation Analysis.

(13)	The Company assumed that it could settle its minimum obligations to its licensors, including Dockers®, Geoffrey Beene®, Joseph Abboud® and Alexander Julian® at a settlement rate of 75% of the face value of these obligations.

(14)	The Company assumed the successful negotiation of the settlement of real estate leases for which standby letters of credit have been issued. If the Company is able to do so, it may be able to terminate these letters of credit at minimal (if any) cost.

(15)	The Company issues production orders to third party factories that manufacture its products, which often obligate the Company to open trade letters of credit. The Company projected to have approximately $30.1 million of trade letters of credit outstanding at March 31, 2009 and an additional $16.7 million in production orders for which the Company is obligated to open trade letters of credit. The Company assumed a settlement rate of 62% based on, among other things, current market factors, the ability to sell these goods, the stage of production, the Company’s historical experience and the inability to cancel the letters of credit. If the Company cannot settle these obligations at rates as favorable as outlined in this Liquidation Analysis, the accuracy of this analysis could be negatively impacted.

(16)	The Company has numerous other contracts with vendors providing equipment and services used in the operation of the business of the Company. Based on historic spending levels, the Company estimated annual costs of such contracts to be in excess of $10.0 million. For the purposes of the Liquidation Analysis, the Company assumed that it would be able to settle all such obligations for approximately $1.5 million. The Company may determine that the required amount to settle these contracts is in excess of this amount, which would negatively impact the accuracy of this Liquidation Analysis.

(17)	The Company assumed that the liquidation of the Company’s assets would yield approximately $1.0 million in legal, tax, accounting and other related costs. This assumed amount may not be sufficient to cover all such costs, which would negatively impact the accuracy of this analysis.

(18)	The $123,934 (in thousands) figure for the Estimated Total Off Balance Sheet Settlement Requirements reflected in the Liquidation Analysis above was not included in the Liquidation Analysis presented to the Board. The Liquidation Analysis presented to the Board included the figure $127,258 (in thousands) which was immaterially inaccurate due to an arithmetical error. This inaccuracy did not affect the Estimated Liquidation Value Per Share or the Estimated Total Liquidation Value.

(19)	The Estimated Total Off Balance Sheet Settlement Requirements listed do not include over $5.0 million in severance obligations to its employees. This obligation was not taken into consideration in this Liquidation Analysis, but may be deemed an obligation of the Company upon liquidation. This Liquidation Analysis also does not take into account amounts which may be deemed payable under federal or state law, insurance costs for employees or other costs associated with the settlement of the Company’s obligations or the wind down of business. Therefore, the accuracy of the Liquidation Analysis could be impacted by these costs.
     The Company’s stockholders are cautioned not to rely on the above Liquidation Analysis in determining whether to tender their Shares in the Offer. This Liquidation Analysis should be read together with the Company’s annual and quarterly reports filed with the SEC, including the audited annual financial statements and the notes thereto.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMPSHIRE GROUP, LIMITED
By:	/s/ Michael S. Culang
	Name:	Michael S. Culang
	Title:	Chief Executive Officer

Dated: March 23, 2009